UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 26, 2009

Exhibit 99.1

Vimicro Reports Second Quarter 2009 Financial Results

BEIJING – August 24, 2009 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Financial Results

Net revenue in the second quarter of 2009 was $18.7 million, which was within the company’s guidance range of $18 million to $19 million, compared to $23.1 million in the second quarter of 2008. Revenue increased 87 percent from the $10.0 million reported in the first quarter of 2009. The sequential increase in second quarter revenue was driven by an increase in demand for the Company’s products as supply chain inventory began to normalize and the global economic environment continued to improve.

Second quarter net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $8.2 million, or $0.24 diluted loss per ADS (each representing four ordinary shares). GAAP results included one-time $5.7 million in share-based compensation expense. The second quarter GAAP loss compares to a net loss of $6.6 million, or a loss of $0.19 per ADS, in the first quarter of 2009 and a net loss of $1.0 million, or a loss of $0.03 per ADS, in the second quarter of 2008.

“Our revenue in the second quarter improved substantially from the first quarter due to increased demand for our PC products, with notebook camera processor sales increasing 123% over the prior quarter,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “We have seen substantial improvements in our current business categories.”

Dr. Deng continued, “Looking forward, we remain focused on gaining more market share in notebook business as well as additional growth opportunities and other strategic initiatives. We will continue our R&D commitments to capture the growth opportunities in the fast growing 3G market and surveillance market in China.”

Business Outlook

For the third quarter of 2009, Vimicro expects revenue to range between $18 million and $20 million.

Financial Results Conference Call and Webcast

Vimicro will host a conference call and Webcast today August 24, 2009 at 6:00 p.m. Eastern Time to discuss the Company’s second quarter 2009 results. Investors and other interested parties may access the call by dialing 800-901-5247 (or +1-617-786-4501 outside of the U.S.) with the pass code 67425820, at least 10 minutes prior to the start of the call.

In addition, an audio Webcast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Webcast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until September 24, 2009 at midnight (ET). The replay number is 888-286-8010 with a pass code of 41307316. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of PC and notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of June 30, 2009, which was RMB 6.8319 to $1.00.

For further information about Vimicro, please contact:

Investor Contacts:

Vanessa Wang, Investment & IR Manager

Phone: (+8610) 6894-8888 ext. 7294

Email: wangjingyi@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	6/30/2009	12/31/2008
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	72,043	58,215
Short-term time deposits	62,940	14,885
Restricted cash	—	73,157
Available-for-sale securities	1,548	731
Accounts receivable, net	6,801	7,131
Inventories	9,923	13,430
Prepayments and other current assets	3,113	2,431
Deferred tax assets	2	2

Total current assets	156,370	169,982

Investment in an associate	168	168
Property, equipment and software, net	8,316	8,736
Land use rights	9,384	7,365
Other assets	929	947

Total assets	175,167	187,198

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	4,095	8,074
Taxes payable	1,214	1,345
Advances from customers	63	56
Accrued expenses and other current liabilities	3,776	4,870

Total current liabilities	9,148	14,345

Non-current liabilities:
Deferred tax liabilities	31	31

Total liabilities	9,179	14,376

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 148,564,600 and 137,778,145 shares issued and outstanding as of June 30, 2009 and December 31, 2008, respectively	15	14
Additional paid-in capital	149,591	142,681
Treasury stock	(1,650)	(1,650)
Accumulated other comprehensive income	10,472	9,435
Accumulated deficit	(32,049)	(17,019)
Statutory reserve	2,782	2,782

Total parent shareholders’ equity	129,161	136,243
Noncontrolling interest	36,827	36,579

Total shareholders’ equity	165,988	172,822

Total liabilities and shareholders’ equity	175,167	187,198

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2009 Q2	2009 Q1	2008 Q2
	(unaudited)	(unaudited)	(unaudited)

Net revenue	18,717	10,022	23,145
Cost of revenue	(13,393)	(7,140)	(16,425)

Gross profit	5,324	2,882	6,720

Operating expenses*
Research and development, net	(7,371)	(5,965)	(4,840)
Sales and marketing	(1,129)	(992)	(1,108)
General and administrative	(6,019)	(2,856)	(2,777)

Total operating expenses	(14,519)	(9,813)	(8,725)

Loss from operations	(9,195)	(6,931)	(2,005)

Other income / (expense):
Interest income	387	352	609
Foreign exchange gain, net	2	9	333
Gain on disposal of available-for-sale securities	512	—	—
Others, net	53	(17)	14

Loss before income taxes	(8,241)	(6,587)	(1,049)

Income taxes expense	—	—	—

Net loss	(8,241)	(6,587)	(1,049)

Less: Noncontrolling Interest	135	67	—

Loss attributed to ordinary shareholders	(8,376)	(6,654)	(1,049)

Other comprehensive income / (loss):
Foreign currency translation adjustment	73	(35)	1,484
Unrealized gain on available-for-sale securities	315	730	—

Other comprehensive income before noncontrolling interest:	388	695	1,484
Less: Noncontrolling Interest in other comprehensive income	53	(7)	—

Other comprehensive income after noncontrolling interest:	335	702	1,484

Comprehensive (loss) / income	(8,041)	(5,952)	435

Loss per share
-Basic	(0.06)	(0.05)	(0.01)

-Diluted	(0.06)	(0.05)	(0.01)

Loss per ADS
-Basic	(0.24)	(0.19)	(0.03)

-Diluted	(0.24)	(0.19)	(0.03)

Weighted average number of ordinary shares outstanding
-Basic	138,706,574	137,772,235	140,660,796

-Diluted	138,706,574	137,772,235	140,660,796

Weighted average number of ADS outstanding
-Basic	34,676,643	34,443,059	35,165,199

-Diluted	34,676,643	34,443,059	35,165,199

* Components of share-based compensation expenses are included in the following expense captions:

Research and development	(1,634)	(538)	(603)
Sales and marketing	(70)	(86)	(208)
General and administrative	(3,963)	(613)	(501)